02018683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44334

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T.A.S. & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11801 N. Tatum Blvd., Suite 144
(No. and Street)

Phoenix, (City) AZ (State) 85028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thor A. Stensrud, Principal (602) 996-1379
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wayland & Vukadinovich
(Name — *if individual, state last, first, middle name)*

1097 Aviation Blvd. (Address) Hermosa Beach (City) CA (State) 90254 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-22-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Thor A. Stensrud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.A.S. & Associates, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
LOUISE T. WEBB
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYLAND & VUKADINOVICH
CERTIFIED PUBLIC ACCOUNTANTS

GARY C. WAYLAND, CPA
MICHAEL VUKADINOVICH, CPA

Independent Auditor's Report

To The Board of Directors
TAS & Associates, Inc.

We have audited the statement of financial condition of TAS & Associates, Inc. as of December 31, 2001 and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TAS & Associates, Inc. at December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation for determination of reserve requirements, information relating to possession or control requirements, computation of net capital and reconciliation of the computation of net capital are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wayland & Vukad

January 11, 2002

1097 AVIATION BOULEVARD HERMOSA BEACH CALIFORNIA 90254 (310) 376-0455 FAX 379-4523

TAS & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2001

ASSETS

Current Assets		
Cash	$	7,020
Receivable from clearing broker		22,713
Prepaid expenses and other assets		5,129
Total Current Assets		**34,862**
Rental deposit		945
Property and equipment - net (Note 2)		32,793
Investments		3,300
Deposit with clearing broker (Note 4)		130,107
TOTAL ASSETS	**$**	**202,007**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	2,915
Note payable - shareholder (Note 7)		98,392
Total Current Liabilities		**101,307**
Stockholders' Equity		
Common stock, no par value; authorized 1,000,000 shares; 1 share issued and outstanding		80,000
Contributed capital		30,853
Accumulated deficit		(10,153)
Total Stockholders' Equity		**100,700**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**202,007**

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Statement of Loss
For the year ended December 31, 2001

REVENUES		
Commission income	$	63,900
Interest income		7,578
Unrealized gain on deposit with clearing broker		4,092
TOTAL REVENUES		**75,570**
EXPENSES		
Trading charges		7,359
Auto expense		2,795
Bank charges		137
Depreciation and amortization		3,175
Equipment rental		19,494
Insurance		11,663
Interest expense		6,887
Legal and accounting		8,368
Licenses and registrations		619
Meals		5,204
Office expense		3,580
Postage		414
Promotion		5,925
Rent - office		6,169
Subscriptions		1,075
Telephone		9,767
Travel		22,807
TOTAL EXPENSES		**115,438**
LOSS BEFORE PROVISION FOR INCOME TAXES		**(39,868)**
Provision for income taxes (Note 3)		800
NET LOSS	**$**	**(40,668)**

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net Loss	**$ (40,668)**
Adjustments to reconcile net assets to net cash used by operating activities:	
Depreciation	3,175
Changes in assets and liabilities:	
Receivable from clearing broker	(19,274)
Prepaid expenses and other assets	(4,556)
Deposit with clearing broker	(4,091)
Accounts payable and accrued expenses	(5,594)
Federal taxes payable	(12,775)
State taxes payable	(5,955)
Total adjustments	(49,070)
Net cash provided by operating activities	**(89,738)**
Cash flows from investing activities:	
Cash payments for the purchase of property	(5,000)
Net cash provided by investing activities	**(5,000)**
Net decrease in cash	(94,738)
Cash, beginning of year	101,758
Cash, end of year	**$ 7,020**
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 6,887
Income taxes	$ 19,570

Supplemental schedule of noncash investing and financing activities:
During the year ended December 31, 2001, the sole stockholder purchased an automobile and contributed it to the Company. The amount of contributed capital was $30,853.

The Company converted its subordinated loan of $98,392 in June 2001 into a note payable to its sole stockholder.

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2001

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2001	$ 80,000	$ -	$ 30,515	$ 110,515
Contributed capital		30,853		30,853
Net Loss			(40,668)	(40,668)
Balance at December 31, 2001	$ 80,000	$ 30,853	$ (10,153)	$ 100,700

Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the year ended December 31, 2001

Balance at January 1, 2000	$ 98,392
Additions	-
Deletions	(98,392)
Balance at December 31, 2001	$ -

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Notes to Financial Statements
December 31, 2001

---

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TAS & Associates, Inc. (the "Company") a California corporation, is a fully disclosed general securities broker-dealer which is registered with the National Association of Securities Dealers and various states. The Company is licensed as an introducing broker. Customer accounts and confirmations are handled by an unrelated clearing broker-dealer. The Company is primarily engaged a general securities business of fixed income securities. The Company has one location in Arizona. All of its customers are located in the United States.

Securities Transactions - Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Organization Costs - Organization costs are fully amortized having used the straight line method over a period of five years.

Depreciation - Depreciation is provided using the double declining method over the estimated useful lives of the respective assets, ranging from five to seven years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and summarized by major classifications as follows:

Furniture and equipment	$ 20,582
Automobile	35,853
Subtotal	56,435
Less accumulated depreciation	(23,642)
Property and equipment - net	$ 32,793

Depreciation expense for the year ended December 31, 2001 was $3,175.

3. TAXES ON INCOME

The provision for income taxes of $800 is composed of a current provision for tax of California franchise tax in the amount of $800. The company has a California net operating loss of $1,643 which expires in 2004 and an Arizona net operating loss of $41,255 which expires in 2006.

4. DEPOSIT WITH CLEARING BROKER

The deposit with the clearing broker is a good faith deposit (marketable security owned) which is invested in a U.S. Treasury Note which matures in May 2003. Market value of the U.S. Treasury Note at December 31, 2001 is as follows:

Cost	$ 120,508
Unrealized gain - 2001	5,508
Unrealized gain - 2002	4,091
Market value	$ 130,107

5. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated agreement of $98,392 expired on June 29, 2001. See Note 7.

The subordinated borrowing was covered by an agreement approved by the National Association of Securities Dealers, Inc. and was thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but at December 31, 2001, the Company's net capital of $55,931 exceeded the minimum net capital requirements by $5,931; and the Company's ratio of aggregate indebtedness to net capital was 1.81 to 1, which is less than the 15.00 to 1 maximum ratio required of a broker-dealer.

7. RELATED PARTY TRANSACTIONS

In a prior year, the Company's sole stockholder transferred personal funds to a clearing dealer for the purchase of the Company's marketable security of $119,550 in exchange for the liability subordinated to claims of general creditors of $98,392 (see Note 5).

On June 29, 2001, the Company reclassified the subordinated liability to a note payable to the sole stockholder. The terms of the note included 7% interest, and matured on January 15, 2002, at which time the Company entered into a new subordinated agreement with the sole stockholder.

During the year ended December 31, 2001, the Company paid $6,887 of interest to its sole stockholder.

8. COMMITMENTS

The Company has entered into a lease agreement for office space under a non cancelable lease which commenced May 1, 1995 and expires April 30, 2002. The lease contains provisions for operating expenses based on actual costs incurred by the lessor. The Company has an option to renew the lease for one year at the end of the current lease term. Subsequent to the balance sheet date, the Company exercised its option to renew, and the lease now expires April 30, 2003. The Company again has an option to renew the lease for one year at the end of the current lease term.

Future minimum lease payments under the lease are as follows:

Year	Amount
2002	$ 15,624
2003	5,292
Total	$ 20,916

Total rent expense for the year ended December 31, 2001 was $6,169.

TAS & ASSOCIATES, INC.

Computation of Net Capital
December 31, 2001

Stockholder's Equity - December 31, 2001	$100,700
Deductions and/or charges:	
Total non-allowable assets	42,167
Net capital before haircuts on security positions	58,533
Haircuts on securities	2,602
Net Capital	$ 55,931
Minimum Net Capital Required	$ 50,000
Aggregate Indebtedness	$ 101,307
Ratio of Aggregate Indebtedness to Net Capital	1.81:1

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Reconciliation of the Computation of Net Capital
December 31, 2001

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report		$ 149,074
Ownership equity per December 31, 2001 FOCUS II	$ 58,946	
Ownership equity per December 31, 2001 Audit Report	100,700	41,754
Liabilities subordinated to the claims of general creditors allowed in computation of net capital December 31, 2001 FOCUS II	$ 98,392	
Liabilities subordinated to the claims of general creditors allowed in computation of net capital December 31, 2001 Audit Report	-	(98,392)
Non-allowable assets per December 31, 2001 FOCUS II	4,361	
Non-allowable assets per December 31, 2001 Audit Report	42,167	(37,806)
Haircuts per December 31, 2001 FOCUS II	3,903	
Haircuts per December 31, 2001 Audit Report	2,602	1,301
Net Capital - December 31, 2001		$ 55,931

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Computation For Determination of Reserve Requirements
December 31, 2001

Computation for determination of reserve requirements is not applicable to TAS & Associates, Inc., as the Company qualifies for an exemption under Rule 15c3-3.

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements
December 31, 2001

Information relating to possession or control requirements is not applicable to TAS & Associates, Inc., as the Company qualifies for an exemption under Rule 15c3-3.

See accompanying auditor's report and notes to financial statements.

TAS & ASSOCIATES, INC.

Report Pursuant to Rule 17a-5(d)
For the Year Ended December 31, 2001

WAYLAND & VUKADINOVICH
CERTIFIED PUBLIC ACCOUNTANTS

GARY C. WAYLAND, CPA
MICHAEL VUKADINOVICH, CPA

To the Board of Directors
TAS & Associates, Inc.

In planning and performing our audit of the financial statements of TAS & Associates, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by TAS & Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also,

1097 AVIATION BOULEVARD HERMOSA BEACH CALIFORNIA 90254 [310] 376-0455 FAX 379-4523

projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wayland & Mudd

January 11, 2002